Exhibit 99.1

Vertical and Bristow Partner to Deliver Full Service 'Ready-to-Fly' eVTOL Operations for VX4 Customers

•	Strategic partnership will accelerate global eVTOL adoption by combining Vertical’s category leading aircraft with Bristow’s global vertical lift operational and safety track record and experience

•	"Ready-to-fly" model provides Vertical’s customers with turnkey access to aircraft, pilots, maintenance, and insurance – lowering barriers to entry

•	Bristow places pre-order for up to 50 VX4, with option to purchase up to 50 more

•	Companies exploring Maintenance, Repair and Overhaul (MRO) services, including battery swapping and field maintenance solutions

LONDON and HOUSTON, June 12, 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company pioneering electric aviation, and Bristow Group Inc. [NYSE: VTOL], the leading global provider of innovative and sustainable vertical flight solutions, today announced an expansion of their strategic partnership to bring advanced air mobility (AAM) into commercial operation.

The companies will develop a scalable, capital-light eVTOL operations platform, designed to reduce barriers to adopting these aircraft by providing Vertical’s current and future customers with fully integrated solutions to launch services without building operational infrastructure from scratch.

This "ready-to-fly" model, which mirrors existing, successful operating models adopted by regional airlines, includes access to certified aircraft, trained pilots, maintenance, and insurance – allowing VX4 customers to focus on customer experience, sales, and network integration, while Vertical and Bristow manage aircraft operations on their behalf.

Under the memorandum of understanding between the companies, Bristow has also placed a pre-order for up to 50 VX4, with the option to purchase up to 50 more. This expanded pre-order builds on the strategic partnership launched in 2021 and reflects Bristow’s confidence in the potential of Vertical’s VX4 aircraft, including its commercial viability, certification path, and delivery roadmap.

Vertical and Bristow’s "ready-to-fly" model mirrors existing operating models adopted by regional airlines

Chris Bradshaw, President and CEO of Bristow Group, said:
“We are excited about expanding our relationship with Vertical and helping move the future of advanced air mobility forward,” said Bristow President and CEO Chris Bradshaw. “Bristow has over 75 years of providing critical safety, operational, certification, and logistics expertise, and this agreement outlines a framework to help scale these new aircraft globally, offering customers a seamless path from concept to revenue.”

Stuart Simpson, CEO of Vertical Aerospace, said:
“This strategic partnership is about execution and mirrors what already successfully works in aviation today. It will lower barriers to market entry and accelerate the adoption of eVTOL services worldwide. Together, we’re making it easy for customers to adopt electric flight, allowing them to focus on what they are best at – customer service, loyalty and sales.”

Bristow will leverage its global operational footprint, including multiple Air Operator Certificates (AOCs) and Bristow’s global MRO network approvals, to offer fully managed operations for Vertical’s current and future customers. Target customers include airlines, logistics operators and rescue services – sectors where Bristow has over seven decades of mission-critical experience across the world.

As part of the strategic partnership, the companies will harmonize their respective safety management systems and utilize the VX4’s cloud-connected architecture to deliver predictive maintenance, enhanced reliability, and data-driven fleet insights. The companies are also exploring Maintenance, Repair and Overhaul (MRO) services, including battery swapping and field maintenance solutions

This agreement is a key enabler of Vertical’s Flightpath 2030 strategy - its roadmap to delivering scalable, certified, and commercially viable eVTOL operations globally. It also builds on Vertical’s recent completion of the first-ever wingborne flight of a winged eVTOL in European open airspace - a critical step toward certification and commercial launch that reflects growing regulatory confidence in the capabilities of the VX4.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow.  Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

About Bristow Group

Bristow Group Inc. is the leading global provider of innovative and sustainable vertical flight solutions. Bristow primarily provides aviation services to a broad base of offshore energy companies and government entities. Bristow’s aviation services include personnel transportation, search and rescue (“SAR”), medevac, fixed-wing transportation, unmanned systems and ad hoc helicopter services. Bristow’s business is comprised of three operating segments: Offshore Energy Services, Government Services and Other Services. Bristow’s energy customers charter its helicopters primarily to transport personnel to, from and between onshore bases and offshore production platforms, drilling rigs and other installations. Bristow’s government customers primarily outsource SAR activities whereby we operate specialized helicopters and provide highly trained personnel. Bristow’s other services include fixed wing transportation services through a regional airline and dry-leasing aircraft to third-party operators in support of other industries and geographic markets.

Bristow currently has customers in Australia, Brazil, Canada, Chile, the Dutch Caribbean, the Falkland Islands, India, Ireland, Mexico, the Netherlands, Nigeria, Norway, Spain, Suriname, Trinidad, the United Kingdom (“UK”) and the United States (“U.S.”).

Investors
Bristow Group Inc.
Jennifer Whalen
jennifer.whalen@bristowgroup.com

Media
Bristow Group Inc.
Adam Morgan

adam.morgan@bristowgroup.com

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to Vertical’s current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and 21E of the Exchange Act. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the expected benefits of the strategic partnership between Vertical and Bristow disclosed herein, Bristow’s purchase of aircraft from Vertical, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric variant, expectations surrounding pre-orders and commitments, business strategy and plans and objectives of management for future operations, including the building and testing of Vertical’s prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, certification and the commercialization of both the VX4 and the hybrid-electric VX4 variant, and Vertical’s ability to achieve regulatory certification of Vertical’s aircraft products on any particular timeline or at all, Vertical’s ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, Vertical’s ability to scale the hybrid-electric VX4 upon the VX4, the transition towards a net-zero emissions economy, Vertical’s future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, Vertical’s ability and plans to raise additional capital to fund Vertical’s operations, Vertical’s plans to mitigate the risk that we are unable to continue as a going concern, Vertical’s plans for capital expenditures, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect Vertical’s current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in Vertical's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2025, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

This Press Release also contains "forward-looking statements" representing Bristow Group Inc.'s ("Bristow") current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue," or other similar words, and include statements regarding the expected benefits of the fleet support and training agreements disclosed herein. These statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, reflect Bristow management's current views with respect to future events and therefore are subject to significant risks and uncertainties, both known and unknown. Without limiting the generality of the foregoing, such forward-looking statements include statements regarding the capabilities, development, certification, marketing, and future operations of Vertical’s VX4 aircraft, Bristow’s purchase of aircraft from Vertical, and the anticipated benefits of the collaboration between Bristow and Vertical. Bristow's actual results may vary materially from those anticipated in forward-looking statements. Bristow cautions investors not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. Bristow disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in Bristow's expectations or any change in events, conditions or circumstances on which the forward-looking statement is based that occur after the date hereof, except as may be required by applicable law. You should not place undue reliance on Bristow's forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties, and other unpredictable factors, many of which are beyond Bristow's control. New risks and uncertainties arise from time to time, and it is impossible for Bristow to predict these matters or how they may affect Bristow. Bristow has included important factors in the section entitled "Risk Factors" in Bristow's Annual Report on Form 10-K for the year ended December 31, 2024 (the "Annual Report") which Bristow believes over time, could cause Bristow's actual results, performance, or achievements to differ from the anticipated results, performance or achievements that are expressed or implied by Bristow's forward-looking statements. You should consider all risks and uncertainties disclosed in the Annual Report and in Bristow's filings with the SEC, all of which are accessible on the SEC's website at www.sec.gov.